UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 10, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 10 March 2017. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Froneman and Mr C
Keyter have accepted Performance and Bonus Shares granted on 1
March 2017 (“the Grant Date”), in terms of the Sibanye Gold 2013
Share Plan as set out below.
The award is subject to the application of a performance
condition on vesting that will range from 0 to 100%. The
performance condition is 70% based on Sibanye’s total return to shareholders over the 3 year vesting period compared to a peer group comprised of eight comparable South African listed mining companies and 30% based on the extent to which Sibanye’s return on capital employed has exceeded the company’s cost of capital.
In addition, 20% of the vesting is subject to forfeiture in the event of material and significant environmental, social or
governance malpractice over the vesting period at the discretion of the Remuneration Committee.
Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Both grants were made at the 3 day VWAP prior to grant date of R27.4834.
Details of the transaction are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
No of Performance Shares
granted
1 299 536
No of Bonus Shares granted 101 403
Deemed value of Bonus Shares
granted
R2 786 899.21
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 8 March 2017
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Off market acceptance of Performance
Shares and Bonus Shares
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date
and the Bonus Shares vest in equal
parts on 9 months and 18 months of
the Grant Date
Nature of interest Direct and Beneficial

Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
No of Performance Shares
granted
658 557
No of Bonus Shares granted 50 708
Deemed value of Bonus Shares
granted
R1 393 628.25
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 8 March 2017
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Off market acceptance of Performance
Shares and Bonus Shares
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date
and the Bonus Shares vest in equal
parts on 9 months and 18 months of
the Grant Date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
By:
/s/ Charl Keyter
Name:
Title:
Charl Keyter
Chief Financial Officer
Dated: March 10, 2017